UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Silver Star Properties REIT, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

N/A

(CUSIP Number)

Allen R. Hartman

11211 Katy Freeway, Suite 309

Houston, Texas 77079

(281) 380-0770

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

December 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 11

1	Names of Reporting Persons Allen R. Hartman
2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,800,489[1]
	8	Shared Voting Power: 2,813,732[2]
	9	Sole Dispositive Power: 1,800,489[1]
	10	Shared Dispositive Power: 2,813,732[2]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 4,614,221
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 13.2%[3]
14	Type of Reporting Person: IN

Notes:

(1)	The amount includes (a) 602,261 shares owned by Allen R. Hartman, (b) 19,000 shares held by Hartman XX Holdings, Inc. (“Holdings”), and (c) 1,198,228 shares owned by Hartman vREIT XXI, Inc. (“vREIT”). These amounts are also included below for Holdings and vREIT. Mr. Hartman is the Executive Chairman and CEO of Holdings and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by Holdings. Mr. Hartman is the sole stockholder of vREIT and, by virtue of such position, has sole voting and investment discretion with respect to the shares held by vREIT.

(2)	These shares are held by the Hartman Family Protection Trust (the “Trust”). Mr. and Mrs. Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included below for Lisa Hartman and the Trust.

(3)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 3 of 11

1	Names of Reporting Persons Hartman Family Protection Trust
2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 2,813,732[4]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 2,813,732[4]
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,813,732
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 8.1%[5]
14	Type of Reporting Person: OO

Notes:

(4)	The shares are owned by the Trust. Allen R. Hartman and Lisa Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included above for Mr. Hartman and below for Lisa Hartman.

(5)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 4 of 11

1	Names of Reporting Persons Hartman XX Holdings, Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Texas, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 19,000[6]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 19,000[6]
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 19,000
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 0.1%[7]
14	Type of Reporting Person: CO

Notes:

(6)	The shares are owned by Holdings. Allen R. Hartman is the sole stockholder of Holdings and, by virtue of such position, has sole voting and investment discretion with respect to shares owned by Holdings. These shares are also included above for Mr. Hartman.

(7)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 5 of 11

1	Names of Reporting Persons Hartman vREIT XXI, Inc.
2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: Maryland, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,198,228[8]
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 1,198,228[8]
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,198,228
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 3.4%[9]
14	Type of Reporting Person: CO

Notes:

(8)	The shares are owned by vREIT. Allen R. Hartman is the Executive Chairman and Chief Executive Officer of vREIT and, by virtue of such positions, has sole voting and investment discretion with respect to shares owned by vREIT. These shares are also included above for Mr. Hartman.

(9)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 6 of 11

1	Names of Reporting Persons Lisa Hartman
2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3	SEC Use Only
4	Source of Funds: PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,420[10]
	8	Shared Voting Power: 2,813,732[11]
	9	Sole Dispositive Power: 3,420[10]
	10	Shared Dispositive Power: 2,813,732[11]

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,817,152
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 8.1%[12]
14	Type of Reporting Person: IN

Notes:

(10)	The shares are owned by the Reporting Person, who is the spouse of Allen R. Hartman. By virtue of such relationship, Mr. Hartman and Mrs. Hartman may be deemed to share voting and/or investment discretion with respect to such shares.

(11)	These shares are held by the Trust. Mr. and Mrs. Hartman are co- trustees of the Trust and, by virtue of such positions, share voting and investment discretion with respect to the shares held by the Trust. These shares are also included above for Mr. Hartman and the Trust.

(12)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 7 of 11

1	Names of Reporting Persons Charlotte Hartman
2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 91,430
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 91,430
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 91,430
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 0.3%[13]
14	Type of Reporting Person: IN

Notes:

(13)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 8 of 11

1	Names of Reporting Persons Victoria Hartman Massey
2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 91,430
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 91,430
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 91,430
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 0.3%[14]
14	Type of Reporting Person: IN

Notes:

(14)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

CUSIP No. N/A	13D	Page 9 of 11

1	Names of Reporting Persons Margaret Hartman
2	Check the Appropriate Box if a Member of a Group
(a) ☑
(b) ☐
3	SEC Use Only
4	Source of Funds: OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization: U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 441,359
	8	Shared Voting Power: 0
	9	Sole Dispositive Power: 441,359
	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 441,359
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13	Percent of Class Represented by Amount in Row (11): 1.3%[15]
14	Type of Reporting Person: IN

Notes:

(15)	The percentage is based on 34,894,496 outstanding shares of common stock of the issuer, as disclosed in the issuer’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023.

This Amendment No. on Schedule 13D/A amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by the undersigned on October 17, 2023, as previously amended on each of October 24, 2023 and November 29, 2023 (as amended, the “Schedule 13D”), in respect of the common stock, par value $.001 per share, of Silver Star Properties REIT, Inc. (“Silver Star”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to include the following:

On December 14, 2023, the Reporting Persons issued a press release disclosing that they object to the ongoing consent solicitation by the Board of Directors of Silver Star in lieu of annual meeting for the 2023 fiscal year (the “Consent Solicitation”), and that they are going to vote “NO” to the proposal in the Consent Solicitation for the re-election of Jack I. Tompkins, Gerald W. Haddock and James S. Still to Silver Star’s Board of Directors. A copy of the press release is filed herewith as Exhibit 99.4 and is hereby incorporated by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit No.	Description

99.4	Press Release, dated December 14, 2023 (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2023	/s/ Allen R. Hartman
Allen R. Hartman

Dated: December 14, 2023	HARTMAN FAMILY PROTECTION TRUST

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	Trustee

Dated: December 14, 2023	HARTMAN XX HOLDINGS, INC.

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	President

Dated: December 14, 2023	HARTMAN vREIT, INC.

	By:	/s/ Allen R. Hartman
	Name:	Allen R. Hartman
	Title:	Executive Chairman and CEO

Dated: December 14, 2023	/s/ Lisa Hartman
Lisa Hartman

Dated: December 14, 2023	/s/ Charlotte Hartman
Charlotte Hartman

Dated: December 14, 2023	/s/ Victoria Hartman Massey
Victoria Hartman Massey

Dated: December 14, 2023	/s/ Margaret Hartman
Margaret Hartman